
INVEST
DUN RIT
GAMES!

DUN RITE GAMES

2019 Report

Dear investors,

We know we slowed things down dramatically after our mishap with the Californian investor, but we were lucky regardless, cause his estate has been sued by several parties and if his fund would have placed an investment in our company, we would have been in the unfortunate situation to shut down completely. He is, in terms of the SEC, a "bad actor". We have been moving forward with other interested parties and have participated in many pitch events. We have two main leads which are very promising and would fully solve our funding needs. We will keep you posted on this as it develops. One deal should come to a final conclusion in the coming weeks, the second one will take longer until the current global crisis unfolds and the economic world goes back up and running. We hope all of you receive this message safe, together with your loved ones.

We need your help!

We are currently dealing with two promising investor leads. One is a publisher-ish deal worth around $1.3-2 M USD which would get us to launch and then some. This is not for equity, but debt. We are also working on another deal worth $2M from a European fund. Unfortunately, the current global situation with the corona virus has slowed this second option a bit, so we are waiting to continue discussions. Both are in Due Diligence, and will most likely come to fruition, but we do not know the timing.

Sincerely,

Jake Dobbins
Founder – The Architect

Ricardo Velez
Founder – The Engineer

Our Mission

Most games use only one monetization strategy – we're using three – and they still reach multi-million dollar monthly revenues. With our expertise and community-driven, gamer-first approach, we've already developed a strong interest amongst gamers who are sick of the status quo. We're confident we can be the biggest independent mobile game company in the rapidly-growing $68B mobile gaming market.

See our full profile

How did we do this year?

Report Card

C+

The Good

- We release the Alpha version of the game in early spring
- We received very good feedback on the game and praises for our development speed, new features, and bug fixes cadence
- In Spring 2020, we got accepted to Procopio's Launchpad incubator. We will receive complementary office space and legal credits

The Bad

- We never received the promised investment from the Californian investor
- We slowed operations to save costs
- We have failed to close investment deals so far, but working on a couple of very promising deals

2019 At a Glance

January 1 to December 31

$0
Revenue

$0
Net Profit

$35,229
Short Term Debt

$585,998
Raised in 2017

$14
Cash on Hand
As of 08/10/18

We ❤ Our 430 Investors

Thank You For Believing In Us

Luis Estrada
Andrew Krueger
Alexander YOUNG
Jeff Wilber
Matt Wisner
Juan David Arroyave Hen...
Patricia Mceachron
Jeffrey Holst
Bfla Angel Duran
Irene Kangas
Andy Nava
Nathan Johnson
Joseph CHRISTY
Barry Koppen
Justin Golliher
Johnston Masuck
Susan Justice
Robert Consoletti
Samuel P Urban
Jesus Gamboa
Benjamin Lin
Eric Schubert
Marek Vrba
Ahmad Saad
Jared Dux
Konstantinos Drakakis
Damian Hirsch
Jane Stuart
Douglas Mossman
Benjamin Ritz
Ian Replinger
Jeffrey Williams
Art Wong
Aaron Olson
Mary Rowell
Midhat Qidwai
Jesus Aguilar
Chad Schechinger
Michael Keavney
Gary DeVries
Tyler Kauffman
Dylan Hughes
Jonathan Hartness
Petri Kuikka
Brian L Hilyard
Luis Cabrera
Michael Broudy
Brett Krumrey
Jacob Radford
Timothy Huss
Kevin Jennings
Curt Bromm
Jeremy Terry
Ryan Stiles
Ryan O'Hagan

Rhonda S Rookstool
Tony Trpkovski
Tyler Sakosits
Pranee Young
Benjamin Johnson
Ryan Bedgood
David Carrillo
Emma Hughes
Kevin Smith
Mike McCracken
Jeanna Motmans
Paul R Grace
Iyler Kirsch
Nari Muhammad
Alexander Vanhorne
Ricardo Sepulveda
Patrick Neason
Shaunn Shaunnziee Wetzel
Dylan Skanes
Eric DiGiacomo
Allen L Ward
Jonathan P Bradley
Marsha Weisss
Matthew Gaborcik
Roy Gabbert
John Lewis
Josh Andrews
Randall Wayne Wetzel II
Armando Saldana
Mikhail Shcherbakov
Mark Conway
Travis Taylor
Kevin Duta
Darrell Whitford
Thibault Rouquet
Zayed Almansoori
Mark Rogers
Don Alley
Kenneth DePaul
Betty M CULPEPPER
Lukas Cadil
Craig Girndt
Michael Liss
Kevin Quach
Gregory Packett
Joseph Jimenez
Aaqib M Bhat
Daniel Hartung
Marcel PINTO
Florian Gienger
James Bailar
Jason Missakian
Donald Sturiale
Thomas Griffith
Benjamin Ritz

Shaji Zohir
Sean Hennessey
Terry Crews
Patrick Follis
Edward Flounoy Jr.
Donald R Powers
Andrew Gazdecki
Alexander Egan
Barnaby Zelman
Steven A. Leyshon
Alan Jacobson
George Conlan
Zelnick Munn
Suresh Goel
Stelanie Lu Vetta Marshall
Andrew William Rydholm
Ryan Yu
Joseph Butler
Lee Sherman
Roberto Diaz
Evan Simpson
Darly M LUELLEN
Bert Gividen
John Italia
Samuel E Wright
Ross Coote
Jeremy Helmer
Christopher J Bopp
Richard W. Richardson, A...
Timothy Kirchner
Kenneth Mayfield
Kevin Norris
Pavel Oliferovskiy
Matthews Nyaku Malebana
William M Brown
Douglas Hoffman
Braden Bennett
Thomas Loughran
Shahriyor Fayzulloyev
Jay Dias
Doug Scott
John LACOUNT
Justin Jimmeye
Aleksandr Trofimob
Jake Tracey
Simlin Gower
Rachel Scagnetti
Jerry Chen
Joshua Krueger
Michael Boland
Jason Wiehrdt
David Aeppli
Lakshminarayana Nindra...
Nick Doyle
Mikhail Shcherbakov

Matthew Stroia
Brian Manley
Justin Ross
Phillip Lopez
Meghan McClelland
Victor Thomas
John Powers
Jennifer Zachey
Rae Lynn Nettles
John Lauff
Michael Roger
Paul Washington
Oscar Alberto Camacho T...
Maikel Perez
Morris Lum
Romario Singh
Thomas Tracy
David Burman
Brett Huber
Matt Nicastro
Anders Norstrom
Santosh Kumar
Ronald Lieberman
Mohammed S Rais
Charles Ryan Abbey
Darius Bernotas
Jacob Scribner
Cynthia Thompson
John Hyde
Martin P. Wall
Laura Bennett
Jeff Pasquerella
Bil Corry
Ed Durant
Brennon D Brady
Alan KESLER
Michael DeLaMater
Elvis Ricardo
Luis Zervigon
H. Wyatt Hanna, III
William Bowers
Kurt Wampach
David Shaw
Joseph Shakespeare
Jared Carpenter
Jesper Bunch
William Tauzin
Mohamed Ismail
Katie L. Brown
Kelley Dancer
Mikko Vitikka
Daniel S Dorrough
Ahmad Al Qousi
Ethan Jacob Welte
Nathan Webber

Andrew Douglas VanderP...
Christos Vatalidis
Beverly Bernard
Jason M. Burke
James Walk
Dustin Kempenski
Matthew Stroia
Lyle Notice
Aaron Schnabel
Jeff Braisted
Christopher Minix
Baron Huntington
Mik Clasher
Geoff Lemay
Chris Evans
Dustin Van Zee
David A. Bracer
John Jaicks
Paul Pretzer
Daniel Pickering
Ryan Daley
Allan Perrault
Md Pham
Garrett Moise
Jeremiah Rath
Kelly Hawkins
Justin Budare
Michael Nagy-Deak
Patten Barham
Jonathan Stonehill
Pavel Macginley
Rohit Soni
Yosef Katz
Michael Cadwell
Fidel Toscano Salamanca
Kurt Ruhnke
John Mc Elveen
Cody Webb
Vincent Martinez
Jacob Whittaker
Glenn Collier
Stephen Budway
Andrew Sneddon
Christopher Gordon Ross ...
Jeremy Tan
Saoud Al Jehani
Jeffery Argyle
Eddie Virgil
Michael White
Clayton R Wilson
Thomas Sprague
Crystal Sandy
Vikash Kumar
Ervin Vaughn
Joseph McMahon

Leonard Helbig
Evan J SEGAL
Frank Palazzolo
Sohaib Yassin
Ben Estep
Jeffery Peters
Justin Ross
Craig Vom Lehn
Nina Lamb
Kyle Jungmann
Christiaan Mouton
Rashad Jamar Turner
Jason Bugra
Neil Young
Jason Morris
Ville Hyytiainen
Timothy Stoneburner
Kristian Sorensen
Claubert Castor
Roald Ersilia
Morris Gelman
John Ngu
Okwudili C Amaechi
Shawn Ryan Kanyer
James Viant
Brian Karls
Neil Cartwright
Minh Le
Jose Israel Guzman
Christopher Robert Allor
Mick Hall
Roneyson Linang
Brugman Aviles
Oruc Cogu
Jason Gerlach
Michael Taylor
Jasper Van Ameijden
Joedaycya Sanders
Nathan Webber
Chris Jaghroo
Gary Scarborough
Elizabeth Anderson
Josh Brooks
David Stockwell
Robert Samuel Jennison
Robert Basse
Andre Hargrove
Mark Elias
Nihar Hati
Andre Haugen
Damion Haines
Brendan Spackman-Willia...
Samuel N. Fundetburg
Nwanneka Koggu
Tanel Pollu

Joao Miguel Castro
Herbert Pagan
David Gillie
Srinivas Gadiraju
Jay Vee
Alfonso Aduna
Tania Torres
Michael Kam
Donna Johnson
Dallas Sutton
Darran Webb
Bharat Raj Agrawal
Lance Keast
Kanhaiya Patel
Christopher Kauffman
Raldy Algarme
Rick Perry
Israel Beteguella
Matt Lee
Christiaan Mouton
Garrison Adomian
Roy Garner
Michael Enyart
Anthony Potter
Winston Darling
Thomas Zappola
Christopher Wrocklage
Jason Dalton
Sergio Meza Serrano
Ben Bohannon
Mark Cantrell
Nick Moudakis
Joshua Honses
Brian Howell
Blair Reamy
Francisco Sauceda Jr
Jesse Kohls
Jason White
Thaddeus Onwuka
Kevin Smith
Nolan Cmerek
L Anthony Spryzenski
David Perkins
Pedro Sanchez
Emil R Christensen
Silvestre G Suga III
Kristine Schlosser
Justin Davis
Tim Wilson
Timothy Behrens
Steve Taus
Michelle Daluz
Michael Cheung
Sergey Antipenko
Davender Bhardwaj

Paulette Delapenha
Lee Walker
Matthew Mooney
Marc R Wilson
Martin Gorgasser
Alisha Burgfeld
Daphne Quan

Mark Lawton
Matthew Peacock
Michael Teske
William A Evans
Graeme Medd
Kristopher Epperson
Nick Vargosko

Christopher Brewster
Hunter Wayne Shaw
Jared Schahczinski
Kevin James Poiencot Sr
Reyko Rodriguez
Joseph Yvan Vicente
Jonny Price

Sharon Leonard
Tyler Lopez
Balzli Dodard
Spencer Ross
Emil Dezia
Christopher Porter

Carlos Salas Porras S.
Jeremy West
Raymund Padilla
Kevin Worden
Michael Black
Paul Lyle

Jack Mccullars
Leroy ALLEN
Ian Parsons
Amy Veshosky
Brian Genz
Daniel Marc Lee

Ronel Delva
Dwayne Bennett
Robert J Lockhart
Cat Butler
Daniel Kashosi
Jason Burton

Thank You!

From the Dun Rite Games Team



Jake Dobbins
Founder – The Architect



Ricardo Velez
Founder – The Engineer



Alex Zaragoza
Environment Artist
Background in the animation and videogames industry. Skilled in Game Design, Real-time Rendering



Emilio Alejandro Segura Pool
Unity Developer
Game Developer specializing in Software Design and Development, Software Engineering, UI Programming



Manuel Otheo
Technical Director
Gameplay programmer with 10+ years of experience, 5 times hackathon winner



Raul Alejandro Baez Camarillo
Senior Software Engineer Team Lead
14 years experience web and desktop applications developer, skilled in C#, VB.NET, WCF, RestAPI



Felipe Torres Perugachi
Unity Developer
Software engineer skilled in creative media: Games, Virtual Experiences, and Apps



Angel Revuelta
Art Director
Expert in 3D character art, Art Direction and Education in Animation and VFX



Jose Gonzalez
Splash Artist
DMP & Environment Artist, Backround in motion pictures/film industry



Alejandro Escudero Gonzalez
Character Artist
Co-founder of Indie Video Game Studio, 3D Artist, worked in AAA Game franchises including Star Wars



Humberto Davila

IT Operations Supervisor

5+ years experience as Director of Technology, Chief Coder, Senior IT Consultant



Jocelyn Castro Mercado

Animator & Unity Compositing

BA in Animation and Digital Art at Tecnologico de Monterrey, Master's in modeling and animation



Andres T. Rivera Reyes

Lead Project, UXD, and Visual Designer

UXD and Visual Designer, Experienced in mobile apps industry, Logo, UI / UX, and Character Design.



Aaron Eleazar Rodriguez Trujillo

Unity Developer

Background in Video Game Development- Little Sasquatch Games/Intelligence Games, Front-End Developer



Daniel Alvarez Quintero

Game Developer

Former Lead Programmber at Lone Wolf Studio for 3+ years, General Subdirector of Shout It Out



Itzel Martinez Felix

3D Modeler and Character Artist

Experienced in Character and Environment modeling, Projects include video games, apps, and animation



Jesus Lopez

Software Engineer

Software Architect, Microsoft Certified Professional with over 20 years of experience



Joyce Silvia

Intern

Environmental Artist and 3D modeler



Isabella Del Castillo

Student

Animation and Illustrator



Erich Whiteside

Lead Story Developer / Marketer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jacob Dobbins	Strategy @ Entrepreneur	2017
Ricardo Velez Osuna	General Manager @ Entrepreneur	2017

Officers

OFFICER	TITLE	JOINED
Jacob Dobbins	Founder & Co-CEO	2017
Ricardo Velez Osuna	Founder & CO-CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jacob Dobbins	750 Common Stock	50.0%
Ricardo Velez Osuna	750 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2018	$435,000		Section 4(a)(2)
12/2019	$258,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/18/2018	$435,000	8.0%	20.0%	$10,000,000	04/30/2020
12/02/2019	$258,000				

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	20,000,000	9,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,000,000

Risks

Creation of Preferred Stock The Company has not yet authorized the preferred stock class into which the notes will convert, while they have agreed to do so, it may be a risk for investors in this round.

Need for Additional Financing

The Company is seeking up to $1,500,000 to fund product development, marketing and operations. Capital requirements associated with product development, marketing and operations have been and will continue to be substantial. The Company may need to raise additional funds in the future in order to fund operations, pursue sales growth opportunities, develop new products or services, respond to competitive pressures, or acquire other businesses. The Company may not be able to obtain additional financing when needed, or that, if available, such financing may not be available on acceptable terms. If additional financing is needed the interests of the holders of Unsecured Convertible Promissory Notes (the " *Notes* ") could be substantially diluted. If adequate funds are either not available or not available on acceptable terms, the Company will be unable to accomplish its objectives. Any inability to do so would have a negative effect on its business, revenues, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, the potential equity ownership of the holders of the Notes will be diluted. Moreover, these securities may have powers, preferences and rights that are senior to those of the rights of the holders of the Notes.

Capital Expenditures

The Company will incur significant capital expenditures if it decides to build or operate a physical location that would require the purchase or rental of office space and computers as well as payments for internet access as opposed to using cloud-based database and web server solutions.

Technical Problems Related to the Development of our Product

The software, internal applications and systems underlying our services are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. Our development and testing may not be sufficient to ensure that we will not encounter technical problems when we attempt to develop our software, internal applications and systems. Any errors or defects that cause performance problems or service interruptions could harm our reputation and brand, result in significant costs to us, subject us to unanticipated litigation costs, and impair our ability to sell our solutions.

Intellectual Property Risk

Part of the Company's success will depend on its ability to protect its proprietary rights in the technologies used in its products. If the Company is unable to protect its proprietary rights adequately, its competitors could use the intellectual property the Company has developed to enhance their own products and services, which could harm our business. The Company intends on relying on a combination of copyright, service mark, trademark, trade secret laws and potentially patents, as well as confidentiality procedures, to establish and protect our proprietary rights, all of which provide only limited protection. The steps our Company takes, however, may not prevent unauthorized use or the reverse engineering of the Company's technology. Unauthorized parties may attempt to copy or otherwise obtain and use the technologies underlying our products and business processes. Monitoring unauthorized use of the Company's technologies is difficult, and if the Company is unable to protect its proprietary rights, the Company may find itself at a competitive disadvantage to others who have not incurred the substantial expense, time and effort required to create similar innovative products. Additionally, if the Company markets its services internationally in the future, effective trademark, service mark, copyright and trade secret protection may not be available or as robust in every country in which our services are made available. As a result, the Company may not be able to effectively prevent competitors outside the United States from infringing or otherwise misappropriating our intellectual property rights, which could reduce the Company's competitive advantage and ability to compete or otherwise harm the Company's business.

Reliance on Company Materials

All business plans, presentations and business summaries (oral and written) contain forward-looking statements, management opinions and very speculative projections. Actual results may vary significantly. The financial projections provided to potential investors are based on generalized assumptions relating to, among other things, acceptance of the Company's products and the timing of the introduction of products. Prospective investors are urged to consider carefully the assumptions that are underlying the projections. The assumptions underlying the projections may not be reasonable and the actual results achieved during the projected periods will inevitably vary from the projections. The variations may be material and adverse. No representation or warranty is made concerning whether the projected results will be realized.

Dependence on Management and Key Personnel

The Company is dependent on the talent and resources of its key managers and employees, specifically Ricardo Velez and Jake Dobbins. Additionally, the Company depends in large part on its ability to hire, train and retain qualified employees. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of its business. Skilled personnel familiar with the highly-technical nature of the Company's products are in short supply, competition for their services is intense, and the industry turnover rate for them is high. Consequently, the Company may have difficulty hiring the desired numbers of qualified employees or independent contractors to meet its information technology requirements, which could decrease the efficiency or quality of our operations and negative impact our revenues.

Growth Management

To manage its proposed growth effectively, the Company will have to develop and implement operational, financial and other internal control systems, as well as business development capabilities. Its growth is expected to continue to place a significant demand on sales, marketing, customer care, managerial, operational, financial and other resources. The Company's current information systems, procedures and controls may not be able to continue to support its operations and may hinder its ability to serve as an effective provider of products and services. If it cannot manage growth effectively, the quality of services may not meet users' expectations, which would have a negative effect on its business, revenues, financial condition and results of operations.

Privacy Concerns

The solutions we provide will involve the collection, storage and transmission of confidential personal and proprietary information regarding our clients and our clients' current and prospective customers. Specifically, we collect, store and transmit a variety of data including, but not limited to, end customer loyalty and billing information. Additionally, we collect and transmit sensitive financial data such as payment information. The Company will strive to comply with all applicable data protection laws and regulations, as well as its own posted privacy policies. However, there can be no certainty that the measures we take to protect the privacy and integrity of our customers' data will be adequate to prevent or remedy unauthorized access to our system. Because techniques used to obtain unauthorized access to—or to sabotage—systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. Experienced computer programmers seeking to intrude or cause harm, or hackers, may attempt to penetrate our service infrastructure from time to time. If our data security or data integrity measures are breached as a result of third-party actions or fail due to any employees' or contractors' errors or malfeasance or otherwise, and someone obtains unauthorized access to our customers' data or this data is otherwise compromised, we could incur significant liabilities, including proceedings or actions against the Company and/or fines and sanctions by processing networks or governmental bodies. In addition, any failure or perceived failure to protect our customers' data could lead our solutions to be perceived as not being secure cause us to lose users and customers, which could potentially have an adverse effect on the Company's business and reputation. In addition to purposeful breaches, the inadvertent transmission of computer viruses could expose us to security risks. If an actual or perceived breach of our security occurs or if our customers and potential customers perceive vulnerabilities, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers. As a result, the Company might be required to expend significant capital and resources to protect against, or to remedy, problems caused by hackers, and we may not have a timely remedy against a hacker who is able to penetrate our service infrastructure. We will also rely upon our clients as users of our system to promote security of the system and the data within it, such as the administration of client login data and control of client-side display of data. Failure by our clients to perform these activities in such a manner as to prevent unauthorized access to data may also result in claims against us, which could expose us to potential litigation and harm to our reputation.

Access to the Internet; Data and Internet Security

The Company's business will depend upon the satisfactory performance, reliability and availability of the Company's website, web services, databases, and the internet. While unlikely, any loss of internet access could result in a loss of existing users and impair the Company's ability to attract new users and other revenue sources, thereby harming the Company's revenues and growth. The Company's business will depend upon the satisfactory performance, reliability and availability of the Company's mobile application integrations, web services, databases, and the internet. While unlikely, any loss of internet access could result in a loss of existing users and impair the Company's ability to attract new users and other revenue sources, thereby harming the Company's revenues and growth. Experienced computer programmers seeking to intrude or cause harm, or hackers, may attempt to penetrate the Company's infrastructure from time to time. If the Company's data security or data integrity measures are breached as a result of third-party actions or fail due to any employees' or contractors' errors or malfeasance or other cause, and someone obtains unauthorized access to the Company's users' data or this data is otherwise compromised, the Company could incur significant liabilities, including proceedings or actions against the Company and/or fines and sanctions by governmental bodies. In addition to purposeful breaches, the inadvertent transmission of computer viruses could expose the Company to security risks. If an actual or perceived breach of the Company's security occurs or if the Company's clients and potential clients perceive vulnerabilities, the market perception of the effectiveness of the Company's security measures could be harmed and the Company could lose users. As a result, the Company might be required to expend significant capital and resources to protect against, or to remedy, problems caused by hackers, and the Company may not have a timely remedy against a hacker who is able to penetrate the Company's service infrastructure. Any perceived inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy laws, regulations and policies, could result in liability to the Company or damage to its reputation and could inhibit acceptance of the Company's products and harm the Company's business.

Restrictions on Transferability

Neither the Notes offered nor any equity issuable upon their conversion have been registered under the Securities Act of 1933 (the " *Securities Act* ") or any applicable state securities laws. Accordingly, those securities may only be offered or sold pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement. The ability of the holders of the Notes to resell or otherwise transfer the Notes or the equity issuable upon its conversion is severely restricted.

Use of Proceeds

The Company has broad discretion as to the use of proceeds from this offering. None of the proceeds from this sale have been designated for specific purposes. Accordingly, investors in the Company will have to rely on the Company's management to apply a significant portion of these proceeds in an effective manner. The Company's failure to apply these proceeds effectively could impair the value of an investment in the Company.

Accounting and Tax Matters

The Company intends to retain a reputable certified public accounting firm to help provide advisory and compliance services, but does not expect to have an audit of its financial statements for the year ended December 31, 2018.

Limited Control by Investors

At the present time, the Company's founders Ricardo Velez and Jake Dobbins, control 100% of the outstanding capital stock and after this offering will still control 100% of the outstanding equity. The Company currently intends to retain earnings to provide funds for the operation and expansion of its business and does not anticipate that it will pay dividends or make distributions in the foreseeable future. Any making of distributions may be subject to the discretion of the Company's Board of Directors. Any future determination to pay dividends or make distributions may depend upon the results of operations, financial condition, capital requirements, contractual restrictions, and other factors deemed relevant at the time by the Company's Board of Directors.

Changes To Government Regulations Regarding Privacy and Data Collection

Regulatory authorities around the world are considering a number of legislative proposals concerning privacy and data protection. Federal and state governments and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use and disclosure of data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with the Company's data practices. If so, in addition to the possibility of fines, any increase in the costs of compliance with, and other burdens imposed by, applicable legislative and regulatory initiatives may limit the Company's ability to collect, aggregate or use data. Moreover, complying with these various laws could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

Inability to Attract Customers

The Company's revenue growth is dependent on our ability to continually attract new customers while retaining and expanding our service offerings to existing customers. Growth in the demand for our solutions may be inhibited and we may be unable to sustain growth in our customer base for a number of reasons, including, but not limited to: our inability to market our solutions in a cost-effective manner to new customers or in new vertical or geographic markets; our inability to expand our sales to existing customers; our failure to develop new or additional solutions: our inability to build and promote our brand; and perceived security, integrity, reliability, quality or compatibility problems with our solutions.

Third Party's Trademark and Copyrights

There has been substantial litigation in internet-related industries regarding trademark and copyrights and, from time to time, third parties may claim infringement by the Company of their trademarks and copyrights. If the Company were found to be infringing on the intellectual property rights of any third party, it could be subject to liabilities for such infringement, which could have a material adverse impact on our profitability. In addition, any such claims could distract management from conducting the Company's business.

Third-Party Proprietary Technology

There has been substantial litigation in internet-related industries regarding intellectual property rights and, from time to time, third parties may claim infringement by the Company of their intellectual property rights. If the Company were found to be infringing on the intellectual property rights of any third party, it could be subject to liabilities for such infringement, which could be material. In addition, any such claims could distract management from conducting the Company's business.

Scalability

The Company expects to attract users of its mobile solutions at a very high pace. The Company's future growth and success will depend in part on its ability to grow its databases, servers, operations and marketing programs, and to retain a technological or consumer preference advantage over competitors' products and services in various markets and geographies. Inability to scale our services in a timely manner could negatively impact our operations.

Competition

The gaming space is crowded and the Company expects competition to intensify. The Company's current and potential competitors range from large and established companies to emerging start-ups. Competition in the industry depends upon a number of factors, including price, product offerings, and new business models. Certain competitors have greater market presence, engineering depth and marketing capabilities, and financial, technological and personnel resources than those available to the Company. As a result, they may be able to develop and expand their client base more quickly, adapt more swiftly to new or emerging technologies and changes in user requirements, take advantage of acquisition and other opportunities more readily, provide better pricing and devote greater resources to the marketing and sale of their products and services than the Company.

Ability to Build and Maintain Applications within Certain Mobile Operating Systems

The primary benefits of the Company's initial product are dependent upon its ability to be accessed within a native mobile application on both Apple's iOS platform and Google's Android platform. There are no guarantees that Apple, Google or any other emerging mobile operating system will accept the any of the Company's current or future mobile application integrations. If any of the dominant mobile operating systems reject one of the Company's mobile application integrations, such an event may have a material adverse effect on the Company's business and financial condition.

Product Risk

Although the Company believes that its initial product is ready for large scale deployment, the internet and web services industry is fast-moving with large incumbents and new entrants attempting to provide internet solutions. The Company is focused on the gaming space. Market acceptance of this approach is not proven and even if the approach is accepted, the Company will be adversely affected if it is unable to quickly adapt to new market trends.

Development and Third Party Access

The Company's ability to generate revenue will be affected by the amount of time it takes to engineer, design, build and operate its software and applications. Although management has a development schedule, there are multiple third-party vendors and service providers that must continue to provide the Company access to its application programming interfaces and operating systems. Should third-party vendors and service providers not perform as expected or deliver their work as planned, the Company may not be able to release its products and product updates in a timely manner.

Failure to Successfully Manage Releases or New Solution Integration

The Company intends on deploying new releases of our software on a regular basis. Due to the condensed development cycles under which we will likely need to operate, we may experience errors in our software, corruption or loss of our data or unexpected performance issues from time to time. For example, our solutions may face interoperability difficulties with software operating systems or programs being used by our customers. Similarly, new releases, upgrades, fixes may have unanticipated consequences on the operation and performance of our product. If we encounter integration challenges or discover errors in our solutions late in our development cycle, it may cause us to delay our launch dates. Any major integration issues or launch delays could have a material adverse effect on our revenues, operating income and reputation.

Market Experience

The Company has limited experience in the markets for any products that it may develop. While initial response has been positive, there is no assurance that there will be a long-term market adoption of any product that the Company may develop. The Company has made assumptions regarding the market size for its market and products, and some of these assumptions are based in part on information received from third parties. If these assumptions prove to be incorrect, the Company may not be able to achieve profitability and its business would be materially adversely affected.

Losses

As the Company continues to generate revenue, it will continue to experience significant operating losses as it expands its network, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. The Company expects losses until such time, if ever, that its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing its products and technologies. The Company cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Limited Operating History

The Company is in the development and deployment stage, with limited operating history. It has limited revenues to date. There is no assurance that the Company will be able to record profits in the future. The Company is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as the Company's include: (i) difficulties and delays often encountered in developing, producing and commercializing new, complex technologies; (ii) developing the markets for the Company's products and technologies; (iii) transitioning the Company's development efforts to commercialization; and (iv) attracting and retaining qualified management, sales and/or marketing and technical staff.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[6];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than $10 million , the amount invested divided by the quotient of (a) the Valuation Cap ($10 million) divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Dun Rite Games, Inc

- Delaware Corporation
- Organized September 2017
- 0 employees

1041 Market Street 384
San Diego CA 92101

https://dunritegames.gg

Business Description

Refer to the Dun Rite Games profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Dun Rite Games has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/dunritegames/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*